NO ACT

PE 12-18-09



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



January 15, 2010

Randall H. Doud
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036-6522

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-15-10

Re: Norfolk Southern Corporation
Incoming letter dated December 18, 2009

Dear Mr. Doud:

This is in response to your letter dated December 18, 2009 concerning the shareholder proposal submitted to Norfolk Southern by the Board of Pensions of the Presbyterian Church (USA). Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Rev. William Somplatsky-Jarman
Associate for Mission Responsibility Through Investment
The Presbyterian Church (USA)
100 Witherspoon Street
Louisville, KY 40202-1396

January 15, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Norfolk Southern Corporation
Incoming letter dated December 18, 2009

The proposal requests that the board adopt quantitative goals, based on available technologies, for reducing total greenhouse gas emissions from the company's operations and report to shareholders on its plans to achieve these goals.

We are unable to concur in your view that Norfolk Southern may exclude the proposal under rule 14a-8(i)(7) because it addresses the management and deployment of the company's locomotive fleet. In our view, the proposal focuses primarily on reducing greenhouse gas emissions and does not seek to micromanage the company to such a degree that exclusion of the proposal would be appropriate. Accordingly, we do not believe that Norfolk Southern may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Matt S. McNair
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

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Securities Exchange Act of 1934
Rule 14a-8(i)(7)

December 18, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549

RE: Norfolk Southern Corporation - Omission of Presbyterian Church (U.S.A.) Shareholder Proposal Pursuant to Rule 14a-8

Ladies and Gentlemen:

On behalf of our client, Norfolk Southern Corporation, a Virginia corporation (the "Company"), in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we hereby enclose six copies of a letter, dated November 23, 2009, from the Presbyterian Church (USA) ("PC"), including the accompanying Whereas, Resolution and Supporting Statement (collectively, the "Proposal") sought to be included by PC in the Company's proxy statement (the "Proxy Statement") for the 2010 Annual Meeting of the Shareholders pursuant to Rule 14a-8 under the Exchange Act.

We wish to inform the Staff (the "Staff") of the Securities and Exchange Commission (the "SEC") (and, by a copy of this letter and in accordance with Rule 14-8(j), PC) of the intended omission of the Proposal from the Proxy Statement and to explain the reasons for the Company's position. The Company respectfully requests that the Staff concur in its view that the Proposal may be omitted from the Proxy Statement.

This letter constitutes the Company's statement of the reasons it deems the omission of the Proposal to be proper. We have been advised by the Company as to all factual matters set forth herein.

The Company expects to file the definitive 2010 Proxy Statement with the SEC on or about March 22, 2010. Accordingly, as contemplated by Rule 14a-8(j), this letter is being filed with the SEC more than 80 calendar days before the date upon which the Company expects to file the definitive 2010 Proxy Statement.

THE PROPOSAL

The Proposal requests, in pertinent part, that the Company's Board of Directors "adopt quantitative goals . . . for reducing total greenhouse gas emissions from the Company's operations and report to shareholders by December 31, 2010, on its plans to achieve these goals." In addition, the Proposal includes a Supporting Statement suggesting that "reducing greenhouse gas emissions also can have the beneficial effect of reduced energy costs" and that "this saves money for [the] company."

ANALYSIS

A. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because The Proposal Deals With Matters Relating To The Company's Ordinary Business Operations.

Rule 14a-8(i)(7) provides that a shareholder proposal may be excluded if it deals with a matter relating to a company's ordinary business operations. The SEC has stated that the policy underlying this exclusion is "to confine the solution of ordinary business problems to the board of directors and place such problems beyond the competence and direction of the shareholders. The basic reason for this policy is that it is manifestly impracticable in most cases for stockholders to decide management problems at corporate meetings." Hearing on SEC Enforcement Problems before the Subcommittee of the Senate Committee on Banking and Currency, 85th Congress, 1st Session part 1, at 119 (1957), reprinted in part in Release 34-19135, n. 47 (October 14, 1982). In the SEC release accompanying the 1998 amendments to Rule 14a-8, the SEC described the two "central considerations" for the ordinary business exclusion. Release No. 34-40018 (May 21, 1998) (the "1998 Release"). The first relates to the subject matter of the shareholder proposal.

The SEC explained that certain tasks were "so fundamental to management's ability to run a company on a day to day basis" that they could not be subject to direct shareholder oversight. *Id.* The second relates to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* In addition, the Staff has indicated that, where a proposal requests a report on a specific aspect of a company's business, the Staff will consider whether the subject matter of the proposal relates to the conduct of the ordinary business operations. Where it does, such proposal, although only requiring the preparation of a report, will be excludable. Release No. 34-20091 (August 16, 1983).

The Company is a major U.S. transportation company that, through its wholly owned subsidiaries, among other things, operates approximately 21,000 route miles of rail in 22 states and the District of Columbia, serves every major container port in the eastern United States, operates the most extensive intermodal network in the eastern United States and is North America's largest rail carrier of metals and automotive products. In 2008, the Company hauled over 195 billion revenue ton-miles of freight. In order to perform this immense freight transportation function, the Company utilizes nearly 4,000 diesel-electric locomotives that necessarily burn diesel fuel (and produce related exhaust emissions) to operate. It is this operational fact that lies at the heart of the Proposal: it is this diesel fuel consumption that is the source of the overwhelming and material quantity of the Company's greenhouse gas emissions.[1] Although the Company regularly assesses possible alternative sources of locomotive power, such as biofuels, natural gas and liquefied coal, and has considered alternative technologies such as electric locomotives with regenerative batteries, there is presently no viable alternative power arrangement that will produce the necessary tractive forces required for heavy rail freight operations.[2] Diesel-electric locomotives are simply the best and only realistic choice for the Company and other rail carriers to conduct their businesses. As noted in the Proposal, the Company engages in measures to reduce fuel and energy use.[3] However, given the Company's inescapable and significant reliance on diesel fuel for its locomotives, these initiatives center on the efficient day-to-day management and deployment of the Company's locomotive fleet. Thus, the Proposal effectively attempts to involve stockholders in this management and deployment, which is utterly and unrelentingly fundamental to management's ability to run the Company on a day-to-day basis and,

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[1] Locomotive emissions accounted for 91% of the Company's greenhouse gas emissions in 2008.
[2] Additionally, any such alternative power arrangement would have to be embraced and adopted by the locomotive manufacturing industry, of which the Company is not a part.
[3] The Company has multiple hands-on initiatives that focus on controlling fuel burn through idle control technology to reduce unproductive idling; by assisting train crews in better managing the actual train movement and handling; and by improved locomotive maintenance.

for the Company, the very definition of "ordinary business." Accordingly, we believe the Proposal is quintessentially excludable under Rule 14a-8(i)(7).

B. Although the Proposal Attempts to Establish Itself as One Addressing Significant Social Policy Issues, the Proposal Really Strictly Addresses Matters Fundamental to the Company's Ordinary Business Operations.

The arguments set forth above support our conclusion that the Proposal addresses ordinary business matters and therefore is excludable under Rule 14a-8(i)(7). However, we recognize that the Staff has concluded that certain operations-related proposals may focus on sufficiently significant social policy issues so as to preclude exclusion in certain circumstances. *See* the 1998 Release.

The fact that the Proposal frames the subject matter for its adoption of quantitative goals around greenhouse gas emissions does not elevate the report above what is in reality an ordinary and inward-focused management exercise. The preambles of the Proposal attempt to bring the subject matter of the Proposal within the sphere of a significant policy issue by stringing together references to various disconnected matters related to the issue of greenhouse gas emissions, including unsubstantiated opinions, requests and responses to corporate surveys, potential international treaty activity and U.S. legislative activity. However, any significance of the preambles is undercut and ultimately negated by the Supporting Statement offered by PC. The quantitative greenhouse gas reduction goals sought by the Proposal are to the benefit of the Company, argues PC in the Supporting Statement, because they will "reduce[] energy costs, and foster greater energy efficiency," which will "save[] money for our company." Thus, despite the preambles, the Supporting Statement's economic objectives confirm that the Proposal's underlying subject matter is squarely and solely within the ambit of ordinary business operations rather than the realm of significant policy issues, and therefore, for the reasons stated above, we believe the Proposal is excludable under Rule 14a-8(i)(7). This is the type of micro-management by shareholders that the SEC sought to enjoin in the 1998 Release.

C. Regardless of Whether the Proposal Touches Upon Significant Social Policy Issues, the Entire Proposal is Excludable Due to the Fact That it Distinctly Addresses Ordinary Business Matters.

Even if the Proposal were deemed to touch upon sufficiently significant social policy issues despite its Supporting Statement, the Staff also has consistently concurred that a proposal may be excluded in its entirety when it addresses both ordinary and non-ordinary business matters. For example, the Staff affirmed this position in *Peregrine Pharmaceuticals, Inc.* (avail. July 31, 2007), stating that a proposal recommending that the board appoint a committee of independent directors to evaluate the strategic direction of the company and the performance of the management team could be excluded under Rule 14a-8(i)(7) as relating to ordinary business matters. The Staff noted "that the proposal appears to relate to both extraordinary transactions and non-extraordinary transactions. Accordingly, we will not recommend enforcement action to the Commission if Peregrine omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7)." Similarly, in *General Motors Corp.* (avail. Apr. 4, 2007), a proposal requesting that the board institute an executive compensation program that tracks progress in improving the fuel economy of GM vehicles was excludable under Rule 14a-8(i)(7). The Staff stated, "[i]n this regard, we note that while the proposal mentions executive compensation, the thrust and focus of the proposal is on ordinary business matters." *See also Wal-Mart Stores, Inc.* (avail. Mar. 15, 1999) concerning a proposal requesting a report to ensure that the company did not purchase goods from suppliers using, among other things, forced labor, convict labor, and child labor, which was excludable in its entirety because the proposal also requested that the report address ordinary business matters.

Therefore, we do not believe that it is necessary to consider whether the Proposal may also touch upon significant policy issues, since the Proposal here addresses ordinary business issues, namely the management and deployment of the Company's locomotive fleet. Thus, regardless of whether aspects of the Proposal may be considered to implicate a significant policy issue, under well-established precedent, the entire Proposal may be excluded because "the thrust and focus of the proposal is on ordinary business matters" within the scope of Rule 14a-8(i)(7).

SUMMARY

For each of the reasons set forth above, the Company believes that the Proposal is properly excludable from the Proxy Statement for the 2010 Annual Meeting under Rule 14a-8(i)(7), and requests that the Staff confirm that it will not recommend enforcement action to the SEC should the Company omit the Proposal from the Company's Proxy Statement.

Any questions with respect to the subject matter of this letter should be addressed to the undersigned, at Skadden, Arps, Slate, Meagher & Flom LLP, 4 Times Square, New York, NY 10036, or via telephone at (212) 735-2524 or, in my absence, please contact William A. Galanko, Vice President - Law, Norfolk Southern Corporation, Three Commercial Place, Norfolk, VA 23510, (757) 629-2374.

Very truly yours,



Randall H. Doud

Attachments

cc: Rev. William Somplatsky-Jarman
Associate for Mission Responsibility Through Investment
Presbyterian Church (U.S.A.)

William A. Galanko, Esq.
Norfolk Southern Corporation

Virginia K. Fogg, Esq.
Norfolk Southern Corporation



GENERAL ASSEMBLY MISSION COUNCIL

COMPASSION, PEACE AND JUSTICE

PRESBYTERIAN CHURCH (U.S.A.)

VIA OVERNIGHT DELIVERY

November 23, 2009

Mr. Howard D. McFadden, Corporate Secretary
Norfolk Southern Corporation
Three Commercial Plaza, 13th Floor
Norfolk, VA 23510-9219

RE: 2010 Shareholder Proposal on Greenhouse Gas Reduction Goals

Dear Mr. McFadden:

The Presbyterian Church (USA) is a major Protestant denomination with nearly 2.3 million members. Our General Assembly believes its investments should promote its mission goals, and reflect its ethical values. These goals include social and economic justice, securing the rights of women and environmental responsibility. The Committee on Mission Responsibility Through Investment (MRTI) was created over thirty years ago to implement this policy. The General Assembly has been concerned about climate change for over twenty years, and has advocated for reduction of greenhouse gas emissions through more energy efficient church buildings, carbon neutral lifestyles, support for the Kyoto Protocol and adoption of greenhouse gas reduction targets by corporations.

The Board of Pensions of the Presbyterian Church (USA) is the beneficial owner of 59 shares of Norfolk Southern common stock. The enclosed shareholder proposal, along with its supporting statement, is being submitted for consideration and action at your 2010 Annual Meeting. In brief, the proposal requests Norfolk Southern to adopt a reduction goal for greenhouse gas emissions.

In accordance with SEC Regulation 14A-8 of the Securities and Exchange Commission Guidelines, the Board of Pensions has continuously held Norfolk Southern shares totaling at least $2,000 in market value for at least one year prior to the date of this filing. Proof of ownership from Mellon Bank, the master custodian, will be forwarded separately. The Board will maintain the SEC-required minimum ownership of Norfolk Southern stock through the date of the 2010 Annual Meeting. We will have a representative present at the Annual Meeting to present the resolution.

100 Witherspoon Street · Louisville, KY · 40202-1396 · 502-569-5809 · FAX 502-569-8116
Toll-free: 888-728-7228 ext. 5809 · Toll-free fax: 800-392-5788

As one of the largest railroad corporations in the transportation industry, Norfolk Southern should be an industry leader in addressing climate change. Already, you have several initiatives underway. However, we believe setting a goal, and managing the company's operations with a specific target to meet, are essential for measuring performance over time. It also sets an example for other corporations to follow.

As with all shareholder resolutions we file, we hope that you will respond positively to our openness to a dialogue where we can discuss the issues raised in the resolution. Our experience is that such dialogues can result in a mutually agreeable outcome including possible withdrawal of the resolution. If you are interested in dialogue, please contact me at (502) 569-5809, or by email at Bill.Somplatsky-Jarman@pcusa.org.

Sincerely,

William Somplatsky-Jarman

Rev. William Somplatsky-Jarman
Associate for Mission Responsibility Through Investment

Enclosure: Proposal on Setting a Reduction Goal for Greenhouse Gas Emissions

Cc: Rev. Brian Ellison, Chairperson
Committee on Mission Responsibility Through Investment
Rev. Shelly White Wood, Vice Chairperson
Committee on Mission Responsibility Through Investment
Rev. J. Richard Short, General Presbyter
Presbytery of Eastern Virginia

2010 RESOLUTION ON GREENHOUSE GAS EMISSIONS REDUCTION GOAL

WHEREAS:

According to the U.S. Environmental Protection Agency (EPA), moving freight accounts for 20% of all of the energy consumed in the transportation sector.

Corporate transparency regarding the business risks and opportunities related to climate change is particularly crucial, as climate risk is one of the most financially significant environmental issues currently facing investors. In October 2006, a report by former Chief Economist of The World Bank, Sir Nicolas Stern, estimated that climate change will reduce annual global gross domestic product between 5% and 20% if emissions are not reduced. This is has negative implications for demand for Norfolk's Southern's shipping services.

The Carbon Disclosure Project (CDP), representing 475 institutional investors globally with $55 trillion in assets, annually requests disclosure from companies on their climate change management programs. Companies are increasingly providing this climate change disclosure. The response rate to the 2009 CDP for the S&P 500 was 66%, compared to a response rate of 47% to the 2006 survey. Norfolk Southern's score for CDP 2009 was only 11.

In June 2009, the U.S. House of Representatives passed a climate change bill to reduce GHG emissions to 17% below 2005 levels by 2020 and 83% by 2050. In September 2009, a similar proposal was introduced to the Senate. Twenty-four states have already entered into regional initiatives to reduce emissions in advance of the federal mandate.

In December 2009, government and scientific leaders from around the world will gather in Copenhagen for formal talks on implementing the 1992 United Nations Framework Convention on Climate Change. The collective goal is the formulation of a climate treaty that sets emissions targets for industrialized and developing nations.

Norfolk Southern has initiatives to reduce fuel and energy use, and participates in EPA's SmartWay Transport Partnership, but has not yet published quantitative, greenhouse gas reduction goals.

RESOLVED:

Shareholders request that the Board of Directors adopt quantitative goals, based on available technologies, for reducing total greenhouse gas emissions from the Company's operations and report to shareholders by December 31, 2010, on its plans to achieve these goals. Such a report will omit proprietary information and be prepared at reasonable cost.

SUPPORTING STATEMENT:

We recommend establishment of company-wide, quantitative greenhouse gas reduction goals for the short, medium and long term. We believe this will benefit Norfolk Southern by setting benchmarks to monitor progress, facilitate innovation and provide incentives for compliance with company objectives during daily operations. Reducing greenhouse gas emissions also can have the beneficial effect of reduced energy costs, and foster greater energy efficiency. This saves money for our company. These goals also will allow investors to measure the overall progress of the various company initiatives to reduce greenhouse gas emissions.

We ask for your support for this reasonable resolution. Please vote in favor.